Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Newmont Corporation, Newcrest Finance Pty Limited and Newmont USA Limited for the registration of common stock, preferred stock, depositary shares, debt securities, guarantees of debt securities, warrants, and units, and to the incorporation by reference therein of our reports dated February 29, 2024, with respect to the consolidated financial statements and schedule of Newmont Corporation, and the effectiveness of internal control over financial reporting of Newmont Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver Colorado

July 25, 2024